EXHIBIT 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com	[THOMSON LOGO]

News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

THOMSON ANNOUNCES US$400 MILLION
DEBENTURE OFFERING

STAMFORD, Conn., August 2, 2005 – The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world’s leading information services providers, today announced the offering of US$400 million of debentures due 2035.

The debentures will bear interest at an annual rate of 5.50% and the offering is expected to close on August 9, 2005, subject to customary closing conditions. Thomson intends to use the net proceeds of the offering to repay existing indebtedness and for general corporate purposes. Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and UBS Securities LLC are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the offering was previously declared effective by the Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained, when available, from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, from Deutsche Bank Securities Inc., Attn: Prospectus Department, 1251 Avenue of the Americas, 25th Floor, New York, New York 10020, or from UBS Securities LLC, 677 Washington Blvd., Stamford, CT, 06901, Attn: Prospectus Department. The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation’s current expectations. These forward-looking statements, such as the Corporation’s expectations regarding the offering and its expected uses of proceeds, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. The Corporation can give no assurance that the offering will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2004. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.